Exhibit 99.4

PCL EMPLOYEES HOLDINGS LTD.

PLAN OF ARRANGEMENT

UNDER SECTION 193

OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1

INTERPRETATION

Section 1.01	Definitions

In this Plan of Arrangement the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“ABCA” means the Business Corporations Act (Alberta), as amended;

(b)	“Amended Share Structure” means the authorized share capital attached hereto as Appendix “A”;

(c)	“Amended Schedule “2” means a Schedule “2” in the form attached hereto as Appendix “B”

(d)	“Amended Schedule “3” means a Schedule “3” in the form attached hereto as Appendix “C”

(e)	“Amended Shareholder Agreement” means the unanimous shareholder agreement in the form attached hereto as Appendix “D” ;

(f)	“Arrangement” means the proposed arrangement under the provisions of Section 193 of the ABCA as set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Plan of Arrangement or made at the direction of the Court in the Final Order;

(g)	“Arrangement Resolution” means the special resolution of the holders of the PCLEH Common Shares approving this Plan of Arrangement to be proposed and voted upon in accordance with the terms of the Interim Order;

(h)	“Articles of Arrangement” means the articles of arrangement of PCLEH in respect of the Arrangement, required by the ABCA to be filed after the Final Order is made, which shall be in a form and content consistent with the terms hereof and otherwise satisfactory to PCLEH acting reasonably;

(i)	“Articles of Continuance” means the restated articles of continuance of PCLEH in effect immediately prior to the Effective Time;

(j)	“business day” means a day except a Saturday, a Sunday or a holiday (as defined in the Alberta Interpretation Act);

(k)	“Certificate” means the certificate or certificates or confirmation of filing which may be issued by the Alberta Registrar of Corporations pursuant to Section 193(11) of the ABCA in respect of the Articles of Arrangement;

(l)	“Court” means the Court of Queen’s Bench of Alberta;

(m)	“Effective Date” means the date shown on the Certificate;

(n)	“Effective Time” means the time of day on the Effective Date stipulated on the Certificate;

(o)	“Electronic Mail” has the meaning it is given in the Interim Order;

(p)	“Employee Ownership Plan” means the employee ownership plan in the form attached hereto as Appendix “E”;

(q)	“Existing Shareholder Agreement” means the unanimous shareholder agreement for PCLEH in effect as at the moment immediately prior to the Effective Time in the form attached hereto as Appendix “F”;

(r)	“Final Order” means the final order of the Court approving the Arrangement;

(s)	“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Meeting a copy of which is attached hereto as Appendix “G”;

(t)	“Meeting” means a special meeting of the PCLEH Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

(u)	“Notice of Desire to Sell” has the meaning given to it in Section 3.01(b);

(v)	“PCLEH” means PCL Employees Holdings Ltd. a body corporate incorporated under the laws of the Province of Alberta, Canada;

(w)	“PCLEH Common Shares” means the common shares of all classes and of all series, in the issued capital of PCLEH;

(x)	“PCLEH Shareholders” means the registered and beneficial holders of PCLEH Common Shares;

(y)	“Person” includes any individual, body corporate, firm, partnership, limited partnership, limited liability partnership, trust, trustee, executor, personal representative, government or governmental Authority or other entity;

(z)	“Resolution Notification Date” means the date that the PCLEH Shareholder are, in accordance with the provisions of the Interim Order, notified that the Arrangement Resolution has been passed;

(aa)	“Sell Rights” means the rights of a PCLEH Shareholder to require that PCLEH purchase all of his or her PCLEH Common Shares as provided under Section 3.01 hereof; and

(bb)	“Selling Holder” means any registered PCLEH Shareholder who has exercised his or her Sell Rights in strict compliance with the provisions hereof.

(cc)	“Selling Holder’s Shares” has the meaning given to it in Section 3.01(e).

Article 1.02 - Interpretation

In this Plan of Arrangement:

(a)	Where a period of time is prescribed, dated or calculated from a day or event the time shall be calculated excluding such day or the day of such event, unless a contrary intention appears.

(b)	Where the time for doing anything falls or expires on day that is not a business day then such thing may be validly done on the first business day thereafter.

(c)	Words importing the singular shall include the plural and words importing the masculine shall include the feminine or neuter or bodies corporate, or vice versa, as the context, or the number or gender of the Parties, from time to time, so requires.

(d)	The division of this Plan of Arrangement into articles, sections and other portions and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. The headings of the clauses contained in this Plan of Arrangement have been inserted for convenience of reference only and shall not in any manner affect the interpretation of this Plan of Arrangement.

(e)	Any reference to any specific provision of the ABCA, or of any other legislation, shall be deemed to include any other provision enacted in amendment, substitution or replacement thereof whether by amendment, revision, repeal or consolidation of the Act or other legislation, or by the enactment of separate legislation.

(f)	Time shall be of the essence.

ARTICLE 2

ARRANGEMENT

Section 2.01	Binding Effect

At the Effective Time, this Arrangement will become effective and shall become binding upon PCLEH, the PCLEH Shareholders and all other Persons.

Section 2.02	Arrangement

At the Effective Time, the following events shall occur and shall be deemed to occur consecutively in the order and at the times set out in this Section 2.02 without any further authorization, documentation, agreement, act or formality:

(a)	the Existing Shareholder Agreement shall be deemed amended to take the form of Appendix “D” hereto, and from and after the Effective Time:

(i)	the Amended Shareholder Agreement shall be in force and shall be fully effective in accordance with its terms, and

(ii)	subject to the terms of the Amended Shareholder Agreement:

(1)	all PCLEH Shareholders as at the Effective Time shall, effective at the Effective Time; and

(2)	any Person who becomes a PCLEH Shareholder after the Effective Time shall, effective upon becoming a PCLEH Shareholder;

be deemed to be party to, and bound by, the Amended Shareholder Agreement, as the same may be amended from time to time in accordance with its terms.

(b)	Schedule “1” to the Articles of Continuance shall be deemed replaced with Appendix “A” hereto whereupon:

(i)	the existing share capital of PCLEH shall be amended so that the rights and privileges attached to the Class “1”, Class “2”, Class “3” and Class “4” Shares shall be as described in Appendix “A”;

(ii)	there shall be created a new class of non-voting common convertible Class “5” Shares with the rights and privileges described in Appendix “A”;

(iii)	there shall be created a new class of voting common convertible Class “6” Shares with the rights and privileges described in Appendix “A”;

(iv)	there shall be created a new class of non-voting common convertible redeemable Class “7” Shares with the rights and privileges described in Appendix “A”;

(v)	there shall be created a new class of voting common convertible redeemable Class “8” Shares with the rights and privileges described in Appendix “A”;

(c)	the Articles of Continuance shall be further amended by replacing Schedule “2” thereof with the Amended Schedule “2”;

(d)	the Articles of Continuance shall be further amended by replacing Schedule “3” thereof with the Amended Schedule “3”;

(e)	subject to such rights of termination, amendment and other variation provided for under the terms thereof, PCLEH shall be deemed to have adopted the Employee Ownership Plan and the same shall be deemed in force and effect.

ARTICLE 3

RIGHT TO SELL

Section 3.01	Option to Sell

(a)	In the event that the Arrangement Resolution is carried, any PCLEH Shareholder that has voted against the Arrangement Resolution may, but shall not be obliged, to sell all, but not less than all, of his or her PCLEH Shares to PCLEH and require PCLEH to purchase such shares.

(b)	Such right shall be exercised by service upon PCLEH of a notice in writing (a “Notice of Desire to Sell”) stating the PCLEH Shareholder’s desire to sell his or her shares to PCLEH.

(c)	The Notice of Desire to Sell may be validly served upon PCLEH:

(i)	By Electronic Mail to ghstephenson@pcl.com; or

(ii)	By pre-paid registered post or personal delivery to the following address:

5410 – 99 Street

Edmonton, AB, Canada, T6E 3P4

Attention: Gordon Stephenson, Vice President, Corporate Finance

(d)

All Sell Rights expire on the thirtieth (30th) clear day following the Resolution Notification Date. For greater certainty, an otherwise valid and compliant Notice of Desire to Sell that has not been served upon PCLEH within such time shall be invalid and of no effect whatsoever.

(e)	Where a PCLEH Shareholder has validly exercised his or her Sell Rights in the manner and within the time required under this Section 3.01, PCLEH shall be obliged to purchase and the Selling Holder shall be obliged to sell all of the Selling Holder’s PCLEH Common Shares (the “Selling Holder’s Shares”) upon the following terms:

(i)	The price for the Selling Holder’s Shares shall be the same price as is established for the purchase of PCLEH Common Shares under Section VI of the Existing Shareholder Agreement;

(ii)	The Closing Date shall be the date selected by PCLEH except that the Closing Date shall not be later than sixty (60) days after the Resolution Notification Date. PCLEH shall notify the Selling Holder of the Closing Date no later than fourteen (14) days prior to the Closing Date;

(iii)	PCLEH shall not be obliged to make payment for the Selling Holder’s Shares until such time as a duly executed conveyance of the Selling Holder’s Shares, in such reasonable form as PCLEH may require, together with the share certificates for the same, have been delivered to PCLEH by the Selling Shareholder as required hereunder. Notwithstanding the foregoing, the sale of the Selling Holder’s Shares shall be deemed effective the Closing Date (and, effective the Closing Date, all right, title and interest in the Selling Holder’s Shares shall be deemed transferred) whether or not the Selling Shareholder has tendered a conveyance of the same and the Selling Holder shall, effective the Closing Time, be deemed to have ceased to be PCLEH Shareholder and to have exchanged the Selling Holder’s Shares, without any further notice or formality, for a right to be paid for the Selling Holder’s Shares upon the delivery of such conveyance and share certificates.

(iv)	Subject to the other provisions of this Section 3.01, Section VI of the Existing Shareholder Agreement shall apply to the said purchase and sale.

(v)	Notwithstanding the foregoing the Selling Holder and PCLEH may engage in any other method or procedure for the sale of the Selling Holder’s shares as they find mutually agreeable.

(f)	For greater certainty a Selling Shareholder shall be deemed to have participated in the Arrangement on the same basis as PCLEH Shareholders that have not served Notices of Desire to Sell and shall, without limitation to the foregoing, be deemed to be a party to and bound by the Amended Shareholder Agreement to the same extent as a PCLEH Shareholder that has not served a Notice of Desire to Sell.

(g)	A Notice of Desire to Sell may not be withdrawn by a Selling Shareholder once served except at the exclusive discretion of PCLEH.

Section 3.02	Notices

(a)	All notices which may, or are required, to be sent to a Selling Shareholder under this Article 3 may be validly served upon a Selling Shareholder:

(i)	by Electronic Mail to the electronic mail address assigned to the Selling Shareholder under PCLEH’s internal employee electronic mail system;

(ii)	by Electronic Mail to such other electronic mail address as the Selling Shareholder may stipulate in the Notice of Desire to Sell;

(iii)	by pre-paid registered post to the last known mailing address for the Selling Shareholder; or

(iv)	by personal delivery to the Selling Shareholder.

(b)

The Selling Shareholder or PCLEH, as the case may be, will be deemed to have received notice instantaneously upon sending in the event of notice sent by the other of them by Electronic Mail or personal delivery but in the case of notice by post, shall be deemed to have received notice on the date that is the fifth (5th) business day following the date such notice is posted.

ARTICLE 4

AMENDMENTS

Section 4.01	Amendments to Plan of Arrangement

PCLEH may amend, modify or add to this Plan of Arrangement at any time and from time to time prior to the Effective Time; provided that each such amendment, modification or addition, if material, is approved by the Court and, if required by the Court, approved by the PCLEH Shareholders in such manner as the Court may direct. Any such material amendment, modification or addition shall, if required by the Court, be notified to the PCLEH Shareholders in writing; in such manner as is permitted under the Amended Shareholder Agreement or in such other manner as the Court may direct.

Section 4.02	Future Amendments

For greater certainty, notwithstanding Section 4.01, after the Effective Time;

(a)	the Employee Ownership Plan and the Amended Shareholder Agreement may be terminated, amended, modified or added to at any time and from time to time in accordance with the respective provisions thereof; and

(b)	the Articles of Continuance, as amended hereunder, may be further amended at any time and from time to time in accordance with the requirements of the ABCA and the Amended Shareholder Agreement.

Section 4.03	Termination of Plan of Arrangement

At any time prior to the Effective Time PCLEH may revoke and terminate this Plan of Arrangement and it shall cease to be of any effect whatsoever.

THIS IS THE FIRST PAGE ONLY. IF YOU WISH TO REVIEW THE ENTIRETY OF

APPENDIX “A” (ARTICLES OF CONTINUANCE) CLICK HERE.

APPENDIX “A”

SCHEDULE 1 TO THE RESTATED ARTICLES OF INCORPORATION

1. CLASS 1 SHARES

(a)	The Corporation is authorized to issue an unlimited number of Class 1 shares.

(b)	There are attached to the Class 1 shares of the Corporation the following rights, privileges, restrictions and conditions:

(i)	Voting

The holders of the Class 1 shares shall not, subject to the provisions of the Business Corporations Act and of the Unanimous Shareholder Agreement, be entitled to receive notice of or to attend any meetings of the shareholders of the Corporation or to vote at such meetings.

(ii)	Dividends

Any dividend may be declared on Class 1 shares to the exclusion of any other Class of shares, provided that a separate dividend of an equal amount per share is contemporaneously declared on each of the other classes of shares. The directors of the Corporation shall be at liberty, at their discretion, to determine whether any dividend declared on the Class 1 shares shall be declared out of the capital dividend account or any other account of the Corporation, whether or not the dividend declared on any other class of shares is declared out of such account. The directors shall also be at liberty, at their discretion, to make any income tax elections respecting any dividend declared on Class 1 shares, regardless of whether such elections result in different income tax treatment, for the Corporation or the shareholders, of dividends declared on the Class 1 shares and of dividends declared on any other class of shares.

(iii)	Winding-Up

In the event of liquidation, dissolution or winding up of the Corporation the holders of all classes of shares in respect of which dividends have been declared but are unpaid shall first share pro rata in the assets of the Corporation with respect to such unpaid dividends and any remaining assets shall then be distributed amongst the shareholders of the Corporation, of all classes, in proportion to the numbers of shares held by them.

(iv)	Series

The directors of the Corporation may at any time and from time to time create one or more additional series of Class 1 shares, each series to consist of such number of authorized

APPENDIX “B”

SCHEDULE “2”

4. Restrictions if any on Share Transfers

The transfer of Shares in the Corporation is restricted pursuant to the provisions of the Corporation’s unanimous shareholder agreement as amended from time to time.

APPENDIX “C”

SCHEDULE “3”

TO THE RESTATED

ARTICLES OF CONTINUANCE OF

PCL EMPLOYEES HOLDINGS LTD.

1. The number of shareholders of the Corporation, exclusive of:

(a)	persons who are in its employment or that of an affiliate (within the meaning of The Securities Act (Alberta)), and

(b)	persons who, having been formerly in its employment or that of an affiliate (within the meaning of The Securities Act (Alberta)), were, while in that employment, shareholders of the Corporation and have continued to be shareholders of Corporation after termination of that employment;

is limited to not more than fifty persons, two or more persons who are the joint registered owners of one or more shares being counted as one shareholder

2. Any invitation to the public to subscribe for securities of the Corporation is prohibited.

3. The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed one third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

4. The Corporation shall have a lien on the shares registered in the name of a shareholder or his legal representative for a debt of the shareholder to the Corporation.

5. A special resolution passed at a meeting of shareholders shall require a majority of not less than three-quarters of the votes cast by the shareholders who voted in respect of that resolution.

6. Sub-section 39(5) of the Alberta Business Corporations Act shall not apply to the stated capital accounts of the shares authorized hereunder, but for the purposes of sub-section 39(4) of the said Act, where, under the provisions of these Articles of Continuance, as amended, there is attached to a series of shares of a particular class (the “First Series) a right to convert a share of that series into a share of series of another class (the “Second Series”) and there is likewise attached to the Second Series a right to convert a share of the Second Series into a share of the First Series and a share of the First Series is converted into a share of the Second Series, or vice versa, the amount of stated capital attributable to a share in either series is the aggregate of the stated capital of both series divided by the number of issued share of both series immediately before the conversion.

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ENTIRETY OF APPENDIX “D” (AMENDED SHAREHOLDER AGREEMENT)

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APPENDIX “D”

Dated for reference the [Here insert effective date of Plan of Arrangement].

UNANIMOUS SHAREHOLDER AGREEMENT

CONCERNING:

PCL EMPLOYEES HOLDINGS LTD.

(hereinafter called “PCLEH”)

WHEREAS:

A. PCLEH is incorporated pursuant to the laws of the Province of Alberta.

B. The signatories hereto are all of the legal and beneficial owners of shares of PCLEH, and as such wish to define their relationship to one another and to PCLEH.

C. The legal and beneficial owners of shares of PCLEH and PCLEH wish to define their respective rights and responsibilities to sell and purchase shares under various circumstances, to create a market for the shares of PCLEH within the limits hereinafter set forth and otherwise to deal with those matters permitted to be dealt with by a unanimous shareholder agreement under the Business Corporations Act.

NOW THEREFORE THIS AGREEMENT WITNESSETH and the parties hereto mutually covenant and agree with the others as follows:

SECTION I - INTERPRETATION

Article 1.01 - Definitions:

1.01.01            In this Agreement:

(a)	“Act” means the Business Corporations Act (Alberta) and all amendments and regulations enacted thereto or in pursuance or substitution thereof.

(b)	“address” includes an Electronic Address.

(c)	“Affiliate” means an affiliate as that term is defined in the Act.

(d)	“Agreement” means this agreement together with its schedules.

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APPENDIX “E” (EMPLOYEE OWNERSHIP PLAN) CLICK HERE.

APPENDIX “E”

PCL EMPLOYEES HOLDINGS LTD.

EMPLOYEE OWNERSHIP PLAN

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THE ENTIRETY OF APPENDIX “F” (EXISTING UNANIMOUS

SHAREHOLDER AGREEMENT) CLICK HERE.

APPENDIX “F”

Unanimous Shareholder Agreement

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THE ENTIRETY OF APPENDIX “G” (INTERIM ORDER) CLICK

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APPENDIX “G’

INTERIM ORDER